June 30, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549
Re:     Coupang, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
File No. 001-40115
Dear Ms. Geddes and Mr. Friedman:
Coupang, Inc. is in receipt of the comment letter dated June 26, 2025 from the staff of the Securities and Exchange Commission Division of Corporation Finance regarding the above-referenced filing. Pursuant to our request to Amy Geddes for an extension of time to respond, we hereby confirm that we will respond to the comment letter on or before July 25, 2025.
If you have any questions, please do not hesitate to contact me by email at jonlee@coupang.com.

Sincerely,

/s/ Jonathan Lee

Jonathan Lee
Chief Accounting Officer

cc:     Harold Rogers, General Counsel & Chief Administrative Officer, Coupang, Inc.
Ruby Alexander, VP, Deputy General Counsel & Corporate Secretary, Coupang, Inc.
    Lori Zyskowski, Gibson, Dunn & Crutcher LLP